

SI 02004793 S COMMISSION 0549



RECEIVED
MAR 0 1 2002
WASH.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dowling + Partners Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Ave.
(No. and Street)

Farmington. CT 06032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling, Jr. 860-676-8600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name — *if individual, state last, first, middle name*)

100 Pearl Street Hartford. CT 06103
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent J. Dowling Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling & Partners Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

BARBARA C. HOWARD
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dowling & Partners Securities, LLC
Consolidated Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 3,831,774	$ 3,907,584
Deposits with clearing organization	205,449	230,425
Commissions receivable	456,494	555,972
Syndicate designation receivable	2,361,233	115,500
Securities owned, at fair value (Note 2)	10,505,840	7,084,673
Fixed assets (Note 3)	455,405	909,563
Other assets	54,022	365,129
Total	$ 17,870,217	$ 13,168,846
Liabilities and Members' Equity		
Liabilities		
Incentive compensation payable	$ 2,742,666	$ 719,300
Accounts payable and accrued expenses	404,379	401,358
Distribution payable to members	3,779,856	2,352,902
Securities sold, but not yet purchased, at fair value	-	880,643
Deferred revenue	943,316	814,643
Total liabilities	7,870,217	5,168,846
Members' equity	10,000,000	8,000,000
Total	$ 17,870,217	$ 13,168,846

The accompanying notes are an integral part of these financial statements.

Dowling & Partners Securities, LLC
Consolidated Statements of Income
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 9,696,839	$ 7,890,019
Investment banking fees	2,334,940	115,500
Other income	969,750	561,970
Trading activities	3,200,501	2,727,862
Underwriting sales participation	1,370,643	87,400
Interest and dividends	208,938	242,026
Subscriptions	2,462,374	2,105,108
Total revenues	20,243,985	13,729,885
Expenses		
Salaries, wages and benefits	7,066,375	4,001,747
Clearing and floor brokerage	1,470,549	1,326,407
Other operating expenses	440,707	292,936
Occupancy and equipment	336,526	202,627
Telephone	163,446	186,803
Travel and entertainment	95,023	94,590
Research related	1,560,000	1,440,000
Total expenses	11,132,626	7,545,110
Net income	$ 9,111,359	$ 6,184,775

The accompanying notes are an integral part of these financial statements.